                                                                    Exhibit 99.1

To list our class A common stock, the New York Stock Exchange (the "NYSE") is relying on information concerning Loeks-Star Partners' cash flow from operating activities for the year ended February 22, 2001. The financial statements of Loeks-Star Partners for the years ended February 28, 2002 and February 22, 2001 are included as an exhibit to this registration statement for the sole purpose of satisfying the listing requirements of the NYSE.



Investors should not rely on these financial statements to provide any information relevant to an investment decision concerning our class A common stock. These financial statements were not intended for filing in a registration statement and are not in compliance with Regulation S-X. It should be noted that the Loeks-Star Partners financial statements for the year ended February 28, 2002 do not comply with generally accepted accounting principles ("GAAP"), as described in Note 3 to those financial statements, and, as a result, the opinion contained in the financial statements is qualified. If these financial statements were included in the prospectus portion of this registration statement, they would be required to be prepared in conformity with GAAP and Regulation S-X and the related audit opinion could not have any qualifications.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To Loeks-Star Partners:

We have audited the accompanying balance sheets of Loeks-Star Partners (the "Partnership") as of February 28, 2002 and February 22, 2001, and the related statements of income, partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 3 to the financial statements, the Partnership did not apply the fair market value accounting principles to its interest rate swap in its balance sheet as of February 28, 2002. In our opinion, accounting principles generally accepted in the United States of America require this amount be included in the balance sheet as of February 28, 2002.

In our opinion, except for the effect of not recording the fair market value of the Partnership's interest rate swap as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Loeks-Star Partners as of February 28, 2002 and February 22, 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/PricewaterhouseCoopers LLP
Grand Rapids, Michigan

April 8, 2002

LOEKS-STAR PARTNERS
BALANCE SHEETS
FEBRUARY 28, 2002 AND FEBRUARY 22, 2001


                                                       FEBRUARY 28, 2002  FEBRUARY 22, 2001
ASSETS
Current assets:
   Accounts receivable                                    $   851,204        $   897,304
   Due from Loeks & Loeks Entertainment, Inc.               1,282,764          1,288,755
   Due from Southfield Restaurant Company LLC                      --            106,915
   Due from Star Southfield Center LLC                        575,306            290,000
   Inventories                                                289,604            370,394
   Prepaid expenses and other                               1,908,472          2,090,429
   Deferred state taxes                                            --            170,000
                                                          -----------        -----------

        Total current assets                                4,907,350          5,213,797

Property and equipment, net                                79,454,181         84,915,370
Investment in Star Southfield Center LLC                    4,779,609          5,269,764
Intangible assets, net of accumulated amortization
   of $2,764,998 in 2002 and $2,447,659 in 2001             3,915,949          4,228,314
                                                          -----------        -----------

        Total assets                                      $93,057,089        $99,627,245
                                                          ===========        ===========

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
   Cash overdraft                                         $   855,703        $    42,085
   Accounts payable                                         2,522,854          3,280,985
   Accrued film rental                                      2,425,404          2,205,729
   Deferred revenue                                            54,372            159,742
   Other                                                    1,840,828          2,409,158
                                                          -----------        -----------

        Total current liabilities                           7,699,161          8,097,699

Deferred state taxes                                          543,000          1,010,000

Line of credit                                             55,300,000         65,200,000

Partners' capital                                          29,514,928         25,319,546
                                                          -----------        -----------

        Total liabilities and partners' capital           $93,057,089        $99,627,245
                                                          ===========        ===========

The accompanying notes are an integral part of these financial statements.

LOEKS-STAR PARTNERS
STATEMENT OF INCOME
FEBRUARY 28, 2002 AND FEBRUARY 22, 2001


                                                                FOR THE YEAR ENDED
                                                      FEBRUARY 28, 2002    FEBRUARY 22, 2001
Revenues:
   Admissions                                           $ 49,480,820         $ 46,914,815
   Concessions                                            22,293,976           20,381,374
   Other                                                   3,529,316            2,961,164
                                                        ------------         ------------

        Total revenues                                    75,304,112           70,257,353
                                                        ------------         ------------

Expenses:
   Operating expenses                                     58,007,198           53,762,058
   General and administrative                              2,288,840            1,987,221
   Depreciation and amortization                           6,222,281            6,146,190
   Pre-opening expenses                                           --              462,340
   Loss on impairment of assets                                   --            1,723,352
                                                        ------------         ------------

        Total expenses                                    66,518,319           64,081,161
                                                        ------------         ------------

        Operating income                                   8,785,793            6,176,192

Interest expense, net                                      4,100,256            5,469,240
                                                        ------------         ------------

Income before equity in net loss of
   Star Southfield Center LLC                              4,685,537              706,952

Equity in net loss of Star Southfield Center LLC            (490,155)            (581,986)
                                                        ------------         ------------

        Net income                                      $  4,195,382         $    124,966
                                                        ============         ============


The accompanying notes are an integral part of these financial statements.

LOEKS-STAR PARTNERS
STATEMENTS OF PARTNERS' CAPITAL
FEBRUARY 28, 2002 AND FEBRUARY 22, 2001


                                             LOEKS PARTNER        STAR PARTNER             TOTAL
Partners' capital - February 24, 2000        $ 13,559,790         $ 13,559,790         $ 27,119,580
Net income allocated                               62,483               62,483              124,966
Deemed distribution of investment in
   Southfield Restaurant Company LLC             (812,500)            (812,500)          (1,625,000)
Distribution to partners                         (150,000)            (150,000)            (300,000)
                                             ------------         ------------         ------------
Partners' capital - February 22, 2001          12,659,773           12,659,773           25,319,546
Net income allocated                            2,097,691            2,097,691            4,195,382
                                             ------------         ------------         ------------
Partners' capital - February 28, 2002        $ 14,757,464         $ 14,757,464         $ 29,514,928
                                             ============         ============         ============


The accompanying notes are an integral part of these financial statements.

LOEKS-STAR PARTNERS
STATEMENTS OF CASH FLOWS
FEBRUARY 28, 2002 AND FEBRUARY 22, 2001


                                                                           FOR THE YEAR ENDED
                                                                   ---------------------------------
                                                                   FEBRUARY 28,         FEBRUARY 22,
                                                                       2002                 2001
Cash flows from operating activities:
   Net income                                                      $  4,195,382         $    124,966
   Adjustments to reconcile net income to net cash
      provided by operating activities:
   Depreciation and amortization                                      6,222,281            6,146,190
   Loss on impairment of assets                                              --            1,723,352
   Equity in net loss of Star Southfield Center LLC                     490,155              581,986
   Deferred state taxes                                                (297,000)             200,000
   Changes in operating assets and liabilities:
      Decrease in accounts receivable                                    46,100              378,968
      Decrease (increase) in due from Loeks & Loeks
        Entertainment, Inc.                                               5,991           (1,249,492)
      Decrease (increase) in due from Southfield Restaurant
        Company LLC                                                     106,915             (106,915)
      Increase in due from Star Southfield Center LLC                  (285,306)            (290,000)
      Decrease (increase) in inventories                                 80,790              (88,436)
      Decrease (increase) in prepaid expenses and other                 181,957             (708,225)
      Decrease in accounts payable                                     (758,131)          (2,203,962)
      Increase (decrease) in accrued film rental                        219,675           (1,462,996)
      (Decrease) increase in deferred revenue                          (105,370)              98,512
      (Decrease) increase in other current liabilities                 (568,330)             727,719
                                                                   ------------         ------------

        Net cash provided by operating activities                     9,535,109            3,871,667
                                                                   ------------         ------------



Cash flows from investing activities, acquisition of
      property and equipment                                           (428,727)         (12,564,172)

Cash flows from financing activities:
   Increase (decrease) in cash overdraft                                813,618              (97,495)
   Borrowings under the line of credit                               14,100,000           14,000,000
   Payments on the line of credit                                   (24,000,000)          (4,800,000)
   Distributions to partners                                                 --             (300,000)
   Payment of bank financing costs                                      (20,000)            (110,000)
                                                                   ------------         ------------


        Net cash (used in) provided by financing activities          (9,106,382)           8,692,505
                                                                   ------------         ------------

Net increase in cash                                                         --                   --
Cash at beginning of year                                                    --                   --
                                                                   ------------         ------------
Cash at end of year                                                $         --         $         --
                                                                   ============         ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for interest                          $  4,637,232         $  5,545,119
                                                                   ============         ============


The accompanying notes are an integral part of these financial statements.

LOEKS-STAR PARTNERS
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2002 AND FEBRUARY 22, 2001


1.       ORGANIZATION

         Loeks-Star Partners (the "Partnership") consists of two partners, Loeks & Loeks Entertainment, Inc. (previously Loeks Michigan Theatres, Inc.) ("Loeks") and Star Theatres of Michigan, Inc. ("Star"), a wholly-owned subsidiary of Loews Cineplex Entertainment Corporation ("Loews"). The Partnership is engaged in the business of motion picture exhibition in the State of Michigan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PROPERTY AND EQUIPMENT

         Land, buildings and equipment are stated at cost and include expenditures for major renewals and betterments. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Depreciation is computed using the straight-line method and is recognized over the estimated useful lives of the related assets which range from 10 to 31.5 years. Interest costs related to the period of development and construction of new theatre properties are capitalized as part of the historical cost of the asset. Interest capitalized during 2001 totaled $216,984.

         INTANGIBLE ASSETS

         Intangible assets consist of goodwill and deferred debt issuance costs. Goodwill represents the excess of the Loeks credited capital contribution over the net book value of assets contributed upon Partnership formation. Goodwill is being amortized over approximately thirty-five years on a straight-line basis. Deferred debt issuance costs relate to the Partnership's line of credit facility and are being amortized over the debt term.

         The carrying value of goodwill is periodically reviewed to determine if an impairment has occurred. The Partnership measures the potential impairment of recorded goodwill based on estimated undiscounted cash flows over the remaining amortization period.

         INTEREST RATE HEDGING ACTIVITIES

         The Partnership uses interest rate swaps to manage interest rate risk. The financial instruments are not held for trading purposes and any payments or receipts under such contracts are recognized as adjustments to interest expense.

         INCOME TAXES

         No federal income taxes are provided in the Partnership financial statements, as the Partnership results of operations are included in the federal income tax returns of the individual partners. The tax year end for the Partnership is December 31. The Partnership conducts operations in the State of Michigan, which imposes a tax, based in part, on factors other than income, and requires the

LOEKS-STAR PARTNERS
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2002 AND FEBRUARY 22, 2001


         Partnership entity rather than the individual partners to pay the tax. This tax is included in general and administrative expenses.

         The future tax consequences of current Michigan capital acquisitions are recognized as deferred state taxes in the year of acquisition. The deferred state tax liability of $543,000 and $1,010,000 at February 23, 2002 and February 22, 2001, respectively, represents estimated future tax consequences. The deferred state asset of $170,000 at February 22, 2001 represents the estimated benefit of unused deductions carried forward to 2002.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         REVENUES AND EXPENSES

         Substantially all revenues are recognized when box office receipts and concession sales are received at the theatres. Film rentals are accrued based on percentage of box office receipts under the terms of the film license arrangements.

         ADVERTISING

         The cost of advertising and marketing programs are charged to operations in the year incurred. Advertising expense was approximately $2,047,000 and $2,203,000 for 2002 and 2001, respectively.

         RETIREMENT PLAN

         The Partnership has a 401(k) plan for full-time employees with over one year of service. The Partnership, at its discretion, may elect to match employee contributions up to 5% of each employee's gross wages. In 2002 and 2001, the Partnership expense for matching contributions approximated $131,000 and $115,000, respectively.

         PRE-OPENING EXPENSES

         Costs associated with opening new theatres are charged to expense as incurred.

         RECLASSIFICATIONS

         Certain amounts in the 2001 financial statements and related notes have been reclassified to conform with the 2002 presentation.

3.       DEPARTURE FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The Partnership has excluded, from liabilities and accumulated other comprehensive loss in the balance sheet as of February 28, 2002, the fair market value and the change in the fair market value of its interest rate swap. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, the Partnership is required to record the fair market value of the interest rate swap on the balance

LOEKS-STAR PARTNERS
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2002 AND FEBRUARY 22, 2001


         sheet, and accordingly, changes in the fair market value of the interest rate swap should be recorded in accumulated other comprehensive loss. If this amount was recorded, liabilities would be increased by approximately $597,000 as of February 28, 2002. The Partnership was not required to adopt this statement until the current year. Had this amount been recorded at the beginning of the year, accumulated other comprehensive loss, which is a component of partners' capital, would have increased by approximately $327,000 from a beginning of the year balance of $270,000.

4.       PROPERTY AND EQUIPMENT

         Property and equipment consist of the following:


                                             FEBRUARY 28,          FEBRUARY 22,
                                                 2002                  2001
Land                                        $   7,155,029         $   7,155,029
Land and leasehold improvements                66,796,441            66,622,638
Structures                                      2,124,543             2,120,454
Furniture, fixtures and equipment              38,819,355            38,605,123
                                            -------------         -------------
                                              114,895,368           114,503,244
Less accumulated depreciation                 (35,441,187)          (29,587,874)
                                            -------------         -------------
                                            $  79,454,181         $  84,915,370
                                            =============         =============

         In 2001, the Partnership determined that it is not likely to exercise some of its options to renew the leases for some of its theatres. The useful lives for the assets in these theatres were modified to reflect the remaining years on these leases. This change in estimate resulted in an additional charge of $628,429 to depreciation expense during 2001.

5.       INTANGIBLES AND OTHER ASSETS

         Intangibles and deferred debt issuance costs, net of accumulated amortization, are summarized as follows:


                                                           FEBRUARY 28,      FEBRUARY 22,
                                                               2002              2001
Goodwill, net of accumulated amortization of
     $2,414,092 in 2002 and $2,233,041 in 2001              $3,736,375        $3,917,426
Debt issuance costs, net of accumulated amortization
     of $350,906 in 2002 and $214,618 in 2001                  179,574           310,888
                                                            ----------        ----------
                                                            $3,915,949        $4,228,314

LOEKS-STAR PARTNERS
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2002 AND FEBRUARY 22, 2001

6.   OTHER LIABILITIES

     Other liabilities consist of the following:


                                             FEBRUARY 28,            FEBRUARY 22,
                                                 2002                    2001
Accrued expenses                              $1,136,892              $1,198,882
Accrued interest                                 340,596                 877,572
Accrued payroll                                  363,340                 332,704
                                              ----------              ----------
                                              $1,840,828              $2,409,158
                                              ==========              ==========

7.   LEASES AND COMMITMENTS

     The Partnership leases the land and/or buildings for eight of its ten theatres. These leases are classified as operating leases and certain leases require contingent lease payments, primarily based on a percentage of box office receipts in excess of stated minimum amounts. The leases also contain provisions (a series of renewal options) for each theatre, which can extend lease terms up to forty years beyond the initial lease term at the option of the Partnership.

     Total rent expense included in operating expenses is comprised of the following:

                                                     2002                2001
Minimum lease payments                            $5,639,287          $5,203,526
Contingent lease payments                            202,555             225,989
Rentals under cancelable leases                       29,892              40,182
                                                  ----------          ----------
                                                  $5,871,734          $5,469,697
                                                  ==========          ==========

     Future minimum lease payments as of February 28,2002 are as follows:


2003                                                                 $ 5,500,010
2004                                                                   5,220,985
2005                                                                   5,189,643
2006                                                                   5,298,586
2007                                                                   5,322,465
Thereafter                                                            42,252,782
                                                                      ----------
                                                                     $68,784,471
                                                                     ===========

LOEKS-STAR PARTNERS
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2002 AND FEBRUARY 22, 2001

8.   LINE OF CREDIT

     In June 1999, the Partnership obtained an $80,000,000 line of credit with a bank group. In June 2001, the agreement was modified to allow for a maximum borrowing capacity of $67,000,000. No principal payments are required on borrowings under the credit agreement until the line of credit matures on May 1, 2003. Borrowings under the line of credit bear interest at a fixed or variable LIBOR based rate at the borrower's option plus an additional rate based on the ratio of the partners' debt to EBITDA, as defined by the credit agreement which is payable monthly or quarterly (the weighted average rate in effect was 3.91% at February 28, 2002). In addition, a commitment fee equal to 1/2% of the daily average unused portion of the line of credit is payable quarterly. According to the credit agreement, the Partnership must comply with certain financial covenants, the most significant of which is the ratio of debt to EBITDA. The Partnership has complied with these financial covenants for 2002.

9.   FINANCIAL INSTRUMENTS

     The carrying value of cash, accounts and notes receivables and accounts payable approximates fair value due to the short term maturities of these instruments.

10.  RELATED PARTY TRANSACTIONS

     Each partner is reimbursed for expenses incurred for services provided. Loeks was reimbursed $1,969,798 and $1,560,153 in 2002 and 2001, respectively, for management services. Star was paid $60,000 in 2002 and 2001 for film-buying services.

     Star, in its capacity as film buying agent, has retained Loews Cineplex Entertainment Corporation, an affiliate, as its agent to negotiate film rental terms. The Partnership recognized film rental expense of $26,195,000 and $24,164,000 in 2002 and 2001, respectively.

     The Partnership purchased $1,537,130 of equipment at Loeks' cost from Loeks in 2001. There was no equipment purchased during 2002.

     During 2001, the Partnership distributed its interest in the Southfield Restaurant Company LLC ("SRC") to Loeks. Due to this transaction, the Partnership is owed $875,000 from Loeks. Also, the Partnership has entered into an agreement whereby Loeks charges the Partnership for administration costs. Loeks owed the Partnership $407,764 and $413,755 in 2002 and 2001, respectively, for overpayment of these costs. The aggregate amounts owed to the Partnership as a result of these transactions were $1,282,764 and $1,288,755 at February 28, 2002 and February 22, 2001, respectively.

     The Partnership advanced SRC $106,915 in 2001 which was repaid in 2002. The Partnership also advanced Star Southfield Center LLC $285,306 in 2002 and $290,000 in 2001, the aggregate of which is outstanding at February 28, 2002.

     The Partnership paid Star Southfield Center LLC approximately $2.8 million in 2002 and 2001 for rental of its theatre.

LOEKS-STAR PARTNERS
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2002 AND FEBRUARY 22, 2001

11.  INVESTMENT IN STAR SOUTHFIELD CENTER LLC

     In 1996, the Partnership entered into a joint venture with Millennium Partners LLC to form Star Southfield Center LLC for the purpose of constructing and leasing a twenty screen motion picture theatre and a restaurant/retail complex. Partnership contributions to the joint venture aggregate $8,833,500 through February 28, 2002. The investment is carried at cost and adjusted to reflect the Partnership's equity in earnings or losses and distributions of the joint venture. The Partnership holds a 50% voting interest in the joint venture and operating results are allocated as defined in the operating agreement.

     The Partnership has guaranteed up to 25% of Star Southfield Center LLC's outstanding bank debt, as defined by the guaranty agreement. At February 28, 2002, the amount of debt guaranteed by the Partnership is approximately $6.0 million.

     Star Southfield Center LLC has a fiscal year ending December 31. The unaudited condensed financial data shown below has been derived from the Star Southfield Center LLC's fiscal year audited financial statements together with unaudited interim financial statements recast to reflect the differing fiscal year of the Partnership.

                                                              UNAUDITED
                                                  ---------------------------------
                                                  FEBRUARY 28,         FEBRUARY 22,
                                                      2002                 2001
Current assets                                    $    747,882         $    675,466
Properties, net                                     32,646,861           34,663,849
Other                                                  123,342             (150,623)
                                                  ------------         ------------
                                                  $ 33,518,085         $ 35,188,692
                                                  ============         ============
Current liabilities                               $  1,085,832         $  1,153,255
Notes payable - long term                           22,849,742           23,993,472
Partners' capital                                    9,582,511         $ 10,041,965
                                                  ------------         ------------
     Total liabilities and members' equity        $ 33,518,085         $ 35,188,692
                                                  ============         ============

                                                      2002                 2001
Total revenues                                    $  4,464,768         $  4,436,911
Operating income                                     1,235,421              957,902
Net loss                                            (1,017,036)          (1,163,971)
Depreciation and amortization                        2,252,457            2,149,429
Interest expense, net                                1,615,588            1,724,731
                                                  ------------         ------------
EBITDA                                            $  2,851,009         $  2,710,189
                                                  ============         ============

     EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is provided because it is a measure commonly used by owners and lenders to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally

LOEKS-STAR PARTNERS
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2002 AND FEBRUARY 22, 2001

     accepted accounting principles, and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing operating performance, financial position and cash flows. EBITDA, as presented here, is not necessarily comparable with similarly titled measures for other companies.

12.  IMPAIRMENT OF ASSETS

     During 2001, the Partnership recorded a charge of $1,723,352 in anticipation of closing the Lincoln Park Theatre and two of its coffee bars.

13.  SUBSEQUENT EVENT

     On April 2, 2002, Loeks sold its interest in the Partnership to Loeks Acquisition Corp.